                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    67010C100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 2005
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------

1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 2 of 8 Pages
--------------------------                                ----------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)
                                                                         / / (b)
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  2,433,207
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,433,207
                ----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,433,207
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 3 of 8 Pages
--------------------------                                ----------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)
                                                                         / / (b)
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  2,433,207
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,433,207
                ----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,433,207
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                    OO
=============== ================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 4 of 8 Pages
--------------------------                                ----------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)
                                                                         / / (b)
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  2,433,207
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,433,207
                ----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    2,433,207
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 5 of 8 Pages
--------------------------                                ----------------------

            The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

     Item 4 is hereby amended to add the following:

            On April 4, 2005, Steel Partners II delivered a letter to the Issuer expressing  its  disapproval  of the Issuer's  proposed  plan to  liquidate  its vascular  brachytherapy  products business, its only remaining line of business.
Steel Partners II states in the letter that in the event a liquidation  proposal is put to a vote of  shareholders,  Steel  Partners  II will vote all its Shares
against  such  proposal.   Steel  Partners  II  strongly  opposes  any  plan  of
liquidation  and believes the Issuer  should  retain its cash and net  operating loss  carryforwards  and  continue as a going  concern.  Steel  Partners II also states in the  letter  that it  believes  the  Issuer  should  appoint a new and smaller Board (to be selected with significant  input from the shareholders) who would seek to redeploy the Issuer's capital.  The letter is filed as Exhibit No.
3 to this Amendment No. 4 and is incorporated herein by reference.

            Depending on various  factors  including,  without  limitation,  the
Issuer's  financial  position and investment  strategy,  the price levels of the
Shares,  conditions in the securities  markets and general economic and industry conditions,  Steel  Partners II may in the future take such actions with respect to its  investment  in the  Issuer as it deems  appropriate  including,  without limitation,  seeking  Board  representation,  making  proposals  to  the  Issuer concerning changes to the  capitalization,  ownership structure or operations of the Issuer,  purchasing  additional  Shares,  selling some or all of its Shares, engaging in short selling of or any hedging or similar  transaction with respect to the Shares or  changing  its  intention  with  respect to any and all matters referred to in Item 4.

     Item 7 is hereby amended to add the following exhibit:

            3.   Letter from Steel  Partners  II,  L.P. to Novoste  Corporation, dated April 4, 2005.

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 6 of 8 Pages
--------------------------                                ----------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 14, 2005                  STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 7 of 8 Pages
--------------------------                                ----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                     Page
-------                                                                     ----

1.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,       --
     Steel  Partners,   L.L.C.  and  Warren  G.  Lichtenstein,   dated
     September 26, 2003 (previously filed).

2.   Confidentiality  and Standstill  Agreement by and between Novoste       --
     Corporation and Steel Partners II, L.P.,  dated November 10, 2004
     (previously filed).

3.   Letter from Steel Partners II, L.P. to Novoste Corporation, dated        8
     April 4, 2005.

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 8 of 8 Pages
--------------------------                                ----------------------

                              STEEL PARTNERS, LTD.
                               590 MADISON AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                  -------------
                               TEL (212) 758-3232
                               FAX (212) 758-5789

April 4, 2005

To the Board of Directors
Novoste Corporation
4350-C International Blvd.
Norcross, GA  30093

Gentlemen:

Based on public filings and  conversations  with you, we understand that Novoste
Corporation  ("Novoste")  is moving  forward with a plan to liquidate  Novoste's vascular  brachytherapy  products business, its only remaining line of business.
In the event a liquidation proposal is put to a vote of the shareholders,  Steel
Partners  II, L.P.  will vote its  2,433,207  shares of common  stock of Novoste
(representing  14.9% of the outstanding common stock) against such proposal.  We strongly oppose any plan of liquidation. In our experience, this structure is an inefficient way to return funds to shareholders. Professional trustees generally do a poor job of protecting shareholders' interests and maximizing value.

We  believe  that it  would be in  Novoste's  best  interest  to  liquidate  its operating  assets,  retain its cash and net  operating  loss  carryforwards  and continue as a going  concern.  The company should then appoint a new and smaller
Board (to be selected with significant  input from the  shareholders)  who would seek to redeploy  the  company's  capital.  Steel  Partners  would be willing to recommend two qualified individuals to serve as directors of the new Board.

We do not believe the existing  Board should enter into any merger  agreement or binding  obligations that would utilize Novoste's  existing assets without first publicly announcing such proposal and give shareholders the opportunity to voice their concerns.  Under no circumstances  should any merger  agreement  contain a break-up fee  provision.  We also believe  Novoste  should issue a press release before the Board approves any proposal to liquidate the company in order to also give shareholders the opportunity to voice any concerns.  This would prevent the unnecessary  expense of preparing a full proxy  statement to approve the plan of liquidation or merger when it is clear the shareholders will vote against it.

I look forward to hearing from you.

Sincerely,

/s/ Warren G. Lichtenstein
--------------------------
Warren G. Lichtenstein